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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D


                  Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*

                         Covista Communications, Inc.
                  (f/k/a Total Tel USA Communications, Inc.)
                               (Name of Issuer)

                        Common Stock ($.05 par value)
                        (Title of Class of Securities)

                                 89151T 10-6
                                (CUSIP Number)

                          Robert F. Quaintance, Jr.
                             Debevoise & Plimpton
                               919 Third Avenue
                              New York, NY 10022
                                (212) 909-6000

--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                              November 12, 2003
                              -----------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. Seess.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Donald A. Burns


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                        (B) [ ]


3        SEC USE ONLY


4        SOURCE OF FUNDS
         OO


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)       [ ]


6        CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.

                  7        SOLE VOTING POWER                                  0
 NUMBER OF
   SHARES
BENEFICIALLY      8        SHARED VOTING POWER                                0
  OWNED BY
    EACH
  REPORTING       9        SOLE DISPOSITIVE POWER                             0
   PERSON
    WITH
                  10       SHARED DISPOSITIVE POWER                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES          [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0%


14       TYPE OF REPORTING PERSON
         IN


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                            Statement on Schedule 13D
                            -------------------------


               This Amendment No. 4 to Schedule 13D filed by Donald A. Burns, a natural person and U.S. citizen ("Mr. Burns"), with respect to the common stock, par value $.05 per share (the "Common Stock"), of Covista Communications, Inc., a corporation organized under the laws of the State of New Jersey (the "Issuer"), supplements and amends the
          Schedule 13D previously filed with the Securities and Exchange Commission (the "SEC") by Mr. Burns on February 15, 2001 (the "Schedule 13D"), as amended by Amendment No. 1 thereto filed with the SEC by Mr. Burns on March 13, 2001 ("Amendment No. 1"), Amendment No. 2 thereto filed with the SEC by Mr. Burns on February 21, 2002 ("Amendment No. 2") and Amendment No. 3 thereto filed with the SEC by Mr. Burns on September 11, 2002 ("Amendment No. 3"). All capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule 13D, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3.


          Item 3.           Source and Amount of Funds or Other Consideration.
                           -------------------------------------------------

          Item 3 is amended in its entirety as follows:

               On November 6, 2003, Mr. Burns (the "Seller") entered into a Stock Purchase Agreement with W. Thorpe McKenzie, Novestra A. B., Pointer Management Company, John Stout and Henry G. Luken, III (each, a "Buyer" and collectively, the "Buyers"). Pursuant to the Stock Purchase Agreement, the Seller sold a total of 1,856,554 shares of the Issuer's Common Stock to the Buyers, at a purchase price of $2.50 per share. As consideration therefor, Mr. Burns received a purchase price in the amount of $4,641,385 on November 12, 2003.

          Item 4.          Purpose of Transaction.
                           ----------------------

          Item 4 is amended in its entirety as follows:

               The Issuer's Shares were sold by Mr. Burns as described in Item 3, and the record and beneficial ownership of the 1,856,554 shares of the Issuer's Common Stock was acquired by W. Thorpe McKenzie, Novestra
          A. B., Pointer Management Company, John Stout and Henry G. Luken, III as described in Item 3. At the time of filing of this Amendment No. 4, Mr. Burns does not have specific plans to acquire any securities of the Issuer.

          Item 5.          Interest in Securities of the Issuer.
                           ------------------------------------

          Item 5 is amended in its entirety as follows:

               (a) Mr. Burns is not a record and beneficial owner of any shares of the Issuer's Common Stock.

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               (b) Mr. Burns does not have voting and dispositive power with respect to any shares of the Issuer's Common Stock.

               (c) See Item 3 above.

               (d) Not applicable.

               (e) On November 12, 2003, Mr. Burns ceased to be the beneficial owner of more than five percent of the outstanding shares of the Issuer's Common Stock.

          Item 6. Contracts. Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
                  -----------------------------------------

          Item 6 is amended in its entirety as follows:

               On November 6, 2003, Mr. Burns entered into a Stock Purchase Agreement with W. Thorpe McKenzie, Novestra A. B., Pointer Management Company, John Stout and Henry G. Luken, III. Pursuant to the Stock Purchase Agreement, Mr. Burns sold 1,856,554 shares of the Issuer's Common Stock to W. Thorpe McKenzie, Novestra A. B., Pointer Management Company, John Stout and Henry G. Luken, III at a purchase price of $2.50 per share.

          Item 7. Material to Be Filed as Exhibits.
                  --------------------------------

         Exhibit 10. Stock Purchase Agreement, dated as of November 6,
                     2003, between Donald A. Burns and W. Thorpe McKenzie, Novestra A. B., Pointer Management Company, John Stout and Henry G. Luken, III.



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                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to Schedule 13D with respect to the undersigned is true, complete and correct.

     Date:        November 20, 2003





                                By:   /s/Donald A. Burns
                                   -----------------------------------------
                                   Name:  Donald A. Burns


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